Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

June 2, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Christine Westbrook

Ms. Bonnie Baynes

Ms. Angela Connell

Re:                             Dova Pharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted April 21, 2017

CIK No. 0001685071

Ladies and Gentlemen:

On behalf of our client, Dova Pharmaceuticals, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 19, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing via EDGAR the Registration Statement (the “Registration Statement”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on April 21, 2017.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Prospectus Summary, page 1

Our Drug Candidate, page 2

1.                                      We note that your table summarizing your lead development programs indicates that that the thrombocytopenia programs relating to a broader population of patients scheduled to undergo a medical procedure or surgery and chemotherapy-induced thrombocytopenia indicates that you have completed Phase 1 trials and expect to initiate “late stage” clinical development programs in 2018. Please clarify whether “late stage” consists of Phase 2 or Phase 3 trials. If they are Phase 3 trials, please tell us the basis for your belief that Phase 2 trials are not required.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 88 of the Registration Statement. The Company supplementally advises the Staff that it is in the process of finalizing its clinical development plans for the broader population of patients scheduled to undergo a medical procedure or surgery and with chemotherapy-induced thrombocytopenia and intends to have further discussions with the FDA that will inform when the Company will next conduct Phase 2 or Phase 3 clinical trials for these indications.

Implications of Being an Emerging Growth Company, page 6

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 2

The Company acknowledges the Staff’s comment.  The Company advises the Staff that it has commenced “testing the waters” meetings with potential investors and the Company will supplementally provide the Staff with a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors.  The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Risk Factors, page 12

We are required to make significant payments in connection with our acquisition of avatrombopag,…, page 17

3.                                      We note your statement that failure to make significant payments to Eisai may affect your ability to progress and develop your programs. Please quantify the maximum remaining amounts that you may be required to pay Eisai.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Registration Statement.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage, page 40

4.                                      Please explain your competitive advantage and explain how your claim of a competitive advantage is consistent with the following disclosures:

•                  “These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities.” (page 35); and

•                  issued patents that we own or license may not provide us with any competitive advantages…” (page 41)

Additionally, you state on page 106 that your knowledge, experience and scientific resources provide you with a competitive advantage. Please explain the basis for your belief that your knowledge, experience and scientific resources are superior to others’ in the industry.

Response to Comment 4

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 105 of the Registration Statement.

Industry and other data, page 61

5.                                      It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please delete the statements that the sources of the data cannot guarantee the accuracy or completeness of the information; the warning not to give undue weight to such information; and the research has not been verified by any independent source. Alternatively, specifically state that you take liability for these statements.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Registration Statement.

Critical Accounting Policies and Estimates

Stock-Based Compensation, Common stock valuation methodology, page 81

6.                                      Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 6

The Company acknowledges the Staff’s comment.  Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the reasons for the difference between the most recent valuations of its common stock leading up to the IPO and the estimated offering price.

Our solution: avatrombopag, page 91

7.                                      Please revise your disclosure on page 93 to remove the reference to the “favorable safety profile.” A safety determination is an exclusively an FDA determination. You may present information about the number of treatment related serious adverse events but should not state or imply that the product candidate is safe.

Response to Comment 7

In response to the Staff’s comment, the Company respectfully notes that it has not described avatrombopag as safe. The Company acknowledges that a determination of being “safe” has a singular meaning under the Federal Food, Drug, and Cosmetic Act. The FDA determines whether a drug is “safe.” However, every product candidate that has been exposed to human subjects will have a “safety profile,” referring to the known data about side effects and adverse events. A safety profile may be described in clinical trials. In contrast to a determination of being “safe” in the FDA approval process, a safety profile is a range and will change over time as experience with the product candidate is developed. Therefore, the Company believes that the statements referring to avatrombopag’s safety profile based on previously conducted clinical trials enrolling over 1,100 subjects is not a statement that avatrombopag itself is safe. Given the extent of prior human clinical experience, however, the Company believes it is appropriate to refer to the favorable safety profile.

Nevertheless, in response to the Staff’s comment, the Company has clarified that the FDA has not yet made any determination regarding the safety and efficacy of avatrombopag on page 106 of the Registration Statement.

Intellectual Property, page 108

8.                                      Please expand the discussion of your agreements with Eisai to disclose the amounts you will be obligated to pay Eisai under the fixed payment schedule assuming Eisai develops avatrombopag through FDA approval.

Response to Comment 8

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Registration Statement to disclose the maximum amount of service fees and out-of-pocket costs payable by the Company to Eisai before those amounts begin to offset future milestone payments.

General

9.                                      Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response to Comment 9

The Company acknowledges the Staff’s comment and advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the prospectus other than those that are included in the Registration Statement.  If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the prospectus, it will provide proofs to the Staff prior to its use.

*   *   *   *

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Darren DeStefano at (703) 456-8034 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:                                Alex Sapir, Dova Pharmaceuticals, Inc.

Douglas Blankenship, Dova Pharmaceuticals, Inc.

Darren DeStefano, Cooley LLP

Mark Ballantyne, Cooley LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP